Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

To: From: Subj: Date:	All LEGATO Employees David B. Wright IMPORTANT ANNOUNCEMENT: Our Next Chapter July 8, 2003

I have exciting news to share with you. Today, before the US financial markets opened, our strategic partner EMC announced a definitive agreement to acquire LEGATO Systems, Inc. in a stock transaction valued at approximately $1.3 billion. Attached for your reference, you will find the press release that was just sent across the wire.

What will this acquisition mean for us? We will be a part of a global leader in information management that will:

•	be backed by over $5 billion in cash, removing any questions about our financial viability.

•	provide access to greater resources and opportunities, for each of us, for our customers and for our partners.

•	enable us to learn more and broaden our focus to extend the sum of our technologies.

•	as well as position us even better to serve the emerging needs of our customers and transform the information management industry well into the future.

EMC chose LEGATO because of our software-focused sales expertise, extensive channel partner relationships, independent software development approach, and the strong service capabilities, which will complement their business strategy and enhance their ability to address the business critical needs of customers of all sizes around the globe. And it is this team who has built this value and continues to drive our success.

We’re combining world-class storage technology with our leadership in information protection, access and availability. LEGATO brings a unique value proposition to this combination as our solution set helps expand EMC’s Information Safety platform to a broader Information Access and Recovery platform, including the very strong growth areas of email and content management. In addition, we’re combining two winning employee populations that possess strikingly similar reputations for developing innovative products and embodying relentless customer focus and support. Together, we will be aligned to set the stage for a new era in how customers store, manage and access information.

The acquisition is expected to close in Q4, 2003. EMC intends to operate LEGATO as a separate division led by myself and other members of our current senior management team. EMC is planning to maintain the LEGATO brand, so that we can continue to sell and service our software in heterogeneous environments, which is one of our greatest strengths. Customers will be able to buy LEGATO software independently of EMC hardware. Therefore, our sales, marketing and service organizations will remain focused on selling and servicing our full line of products and solutions.

After the close, we will begin to integrate our engineering and development functions so that we leverage our software expertise with EMC’s considerable resources. Our goal is to accelerate the development and delivery of products aimed at high growth areas such as faster recovery and retrieval, content management and email management. The market is rapidly evolving with new pressures ranging from ever expanding compliance obligations to more stringent TCO demands, and it is our software DNA that will propel EMC’s growth in software.

The executive team and I are very excited about joining EMC and opening a new chapter in LEGATO’s history. Together, we will drive the market and set the standard. We have built excellent momentum as a company and now we can take it to a new level. In closing, I would like to thank you for your continued efforts and ask you to stay focused on delivering on our commitments to our customers and partners.

Let’s roll.

With Kind Regards,

David B. Wright

Chairman and CEO

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO, SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

Legato, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Legato stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Legato is set forth in Legato’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.